

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2020

JD Claridge
Chief Executive Officer
Xcraft Enterprises, LLC
418 Lakeside Avenue, Suite 8
Coeur d'Alene, ID 83814

> **Re: Xcraft Enterprises, LLC**
> **Offering Statement on Form 1-A**
> **Filed July 27, 2020**
> **File No. 024-11281**

Dear Mr. Claridge:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Form 1-A

Part I
Item 1. Issuer Information
Financial Statements, page 1

1. The net income line item appears to show the operating loss, rather than the net loss from the audited financial statements. Please revise this line item as appropriate.

Outstanding Securities, page 1

2. You disclose that warrants and stock options are debt securities. Please revise the disclosure as appropriate.

Part II and III
General, page 1

3. To the extent that you elect to use the extension of time accommodation to delay complying with any new or revised financial accounting standard, pursuant to Part F/S(a)(3) of Form 1-A of Regulation A, please disclose this election in your offering statement.

Offering Statement Cover Page, page 2

4. You disclose the offering of up to 895,140 shares of Class B common stock and 134,271 bonus shares. Please confirm that the 134,271 bonus shares are included in the 895,140 shares in this offering or revise your offering statement to include the total number of shares in this offering.

5. You disclose that you will issue StartEngine Primary a warrant to purchase a number of Class B Shares, equal to 5% of the shares purchased in this offering. Please disclose the maximum amount of Class B Common Shares that StartEngine Primary may obtain upon the exercise of the warrant and disclose the terms of the exercise of the warrant. Please tell us whether the exercise of the warrant may be used to purchase shares in this offering. Please file the form of warrant as an exhibit.

6. You disclose that the Class B shares are to be offered at a fixed price of $7.82 per share, plus $0.27370 per share which each investor shall pay directly to StartEngine Primary as a commission. Please revise the fixed price per Class B share to reflect the total amount that investors will pay, including commissions. Please update the price throughout the offering statement, including in Item 4 of Part I.

7. Please revise the table to disclose only the commissions paid by you. We note that commissions paid by other persons must be briefly identified in a footnote to the table with a cross-reference to a more complete description elsewhere in the offering circular. See Instruction 2 to Item 1(e) of the Form 1-A.

8. We note your disclosure in footnote 1 to the table that investors shall pay a cash commission of 3.5% to StartEngine Primary on sales of securities into states in which it is registered, which is not reflected in the table. Please provide more information with respect to this commission, including whether this is in addition to the $0.27370 per share and how investors can ascertain whether they will be required to pay such commission.

Risk Factors
Our sole officer and a director, owns a majority of our voting shares., page 12

9. Please describe the beneficial ownership and voting power held by Mr. Claridge after the offering and disclose the percentage of outstanding shares that Mr. Claridge must keep to continue to control the outcome of matters submitted to stockholders for approval.

The subscription agreement includes an exclusive venue provision., page 12

10.   Please disclose whether the exclusive forum provision in the Subscription Agreement applies to actions arising under the Securities Act or Exchange Act. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder.

Process of Subscribing, page 17

11.   Please disclose whether you or investors will pay the wire, debit card, credit card or electronic funds transfer via ACH fees to invest in this offering. In addition, please describe how the $0.27370 per share fee will be paid. Finally, please indicate whether, if a subscription is rejected, investors will be refunded the $0.27370 per share fee.

Investor Perks, page 18

12.   Please describe the bonus shares received by investors. In this regard, please confirm, if true, that there are a maximum of 134,271 bonus shares in this offering. Please confirm how you will award the bonus shares if the number of bonus shares requested by subscribers exceeds the maximum. Also, please confirm that investors will be informed how many bonus shares they would actually receive, if any, and could then decide whether or not to invest in the offering. To the extent that any investor would otherwise be eligible to receive bonus shares but for the fact that you had already issued all 134,271 bonus shares, please confirm that you will inform these investors that they will not receive the full amount of bonus shares, or any, and confirm that they will be given the opportunity to decide whether or not to invest in the offering.

Use of Proceeds, page 19

13.   You disclose that $827,000 of the proceeds from this offering will be used for debt reduction. Please describe the material terms of the indebtedness. If the indebtedness to be discharged was incurred within one year, describe the use of the proceeds arising from such indebtedness. See Item 6 to Form 1-A.

Interests of Management and Others in Certain Transactions, page 30

14.   You disclose your loan to Mr. Claridge and we note Section 5.16 of your bylaws. Please tell us why you believe the extension and maintenance of this credit arrangement is not prohibited by Section 13(k) of the Exchange Act, if this is your view.

<u>Securities Being Offered, page 31</u>

15.   You disclose that the holders of Class B Shares have no voting rights, except as provided
      under Delaware law, which includes the right to vote on an amendment to your Certificate
      of Incorporation if the amendment would increase or decrease the par value of the Class B
      Shares, or alter or change the powers, preferences, or special rights of the Class B Shares,
      so as to affect them adversely. Please disclose the number of votes to which Class B
      stockholders would be entitled per Class B common share, the number of votes required
      for approval of such matters, and whether Class A and Class B stockholders would vote
      separately or together as a combined class.

<u>Financial Statements for the Years Ended December 31, 2019 and 2018</u>
<u>Statements of Income, page F-4</u>

16.   Please disclose earnings per share data as provided by Rule 5-03.25 of Regulation S-X
      and ASC 260-10-50-1.

<u>Note 4 – Debt, page F-15</u>

17.   Please expand your footnote to provide a table detailing each debt obligation, including
      date of maturity, which reconciles to the current and non-current notes payable account
      balances on your balance sheets for each period presented pursuant to Rule 5-02.22 of
      Regulation S-X.

18.   Please disclose the combined aggregate amount of maturities for all long-term borrowings
      for each of the five years following the date of the latest balance sheet as provided by
      ASC 470-10-50-1.

<u>Note 6 – Stockholders' Deficit, page F-18</u>

19.   Your disclosure states that in 2018 you sold 300,076 shares of Class B common stock for
      gross proceeds $1,068,271; however, your financial statements do not appear to reflect
      this transaction. Please revise your financial statements or explain to us how your current
      presentation is appropriate.

<u>Exhibits</u>

20.   Please have your independent auditors revise their consent to:
      • appropriately state the audit report date as April 6, 2020;
      • refer to the financial statements of Xcraft Enterprises, Inc. in lieu of the term
        Franchisor; and
      • include the date of the consent, pursuant to Part III, Item 17.11(b) of Form 1-A of
        Regulation A.

JD Claridge
Xcraft Enterprises, LLC
August 20, 2020
Page 5

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff. We also remind you that, following qualification of your Form 1-A, Rule 257 of Regulation A requires you to file periodic and current reports, including a Form 1-K which will be due within 120 calendar days after the end of the fiscal year covered by the report.

You may contact Dale Welcome at 202-551-3865 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood at 202-551-3345 or Erin Purnell at 202-551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing